Exhibit 99.50

TSX:	JE.UN

•	FOR IMMEDIATE RELEASE

JUST ENERGY INCOME FUND — TRUST TO CONVERT TO

JUST ENERGY GROUP INC. EFFECTIVE JANUARY 1, 2011

RE: DISTRIBUTION REINVESTMENT AND UNIT

PURCHASE PLAN (DRIP PLAN)

TORONTO, ONTARIO—December 6, 2010—As previously announced, Just Energy Income Fund (the “Fund”) will continue as a TSX listed, public corporation with the name Just Energy Group Inc. (“JE”) commencing January 1, 2011.

As part of the conversion, the Fund’s Distribution Reinvestment and Unit Purchase Plan will continue as a Dividend Reinvestment and Share Purchase Plan of JE effective January 1, 2011 subject to the same terms and conditions as the current Fund DRIP Plan except that dividends on common shares of JE held by Plan participants will be reinvested in common shares of JE and not trust units of the Fund which will be terminated as part of the conversion effective January 1, 2011.

Trust units of the Fund will be delisted and common shares of JE (trading symbol “JE”) will commence trading on the TSX January 4, 2011, the first business and trading day of 2011. The December 31, 2010 distribution to Unitholders (of record December 15, 2010) will be used to purchase, on behalf of DRIP Plan participants, trust units of the Fund which, as for all units outstanding at January 1, 2011, will be automatically exchanged for common shares of JE on January 1, 2011.

A copy of the continued Dividend Reinvestment and Share Purchase Plan is available on the Fund’s website at www.justenergy.com and will also be made available on JE’s website starting December 31, 2010.

The Continued DRIP Plan has been accepted by each of the TSX and CDS. Computershare will continue to serve as the DRIP Plan Administrator.

The Fund

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed price at which it is able to sell the commodities to its customers and the fixed price at which it purchases the associated volumes from its suppliers. The Fund also offers “green” products through its JustGreen program. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business. Management believes that the JustGreen products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, the Fund sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, the Fund produces and sells wheat-based ethanol.

Forward-Looking Statements

The Fund’s press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, distributable cash, payments of distributions and dividends, and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect the Fund’s operations, financial results or distribution levels are included in the Fund’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through the Fund’s website at www.justenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206